As filed with the Securities and Exchange Commission on November 19, 2002

Registration No. 333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UTi Worldwide Inc.

(Exact name of Registrant as specified in its charter)

British Virgin Islands	Inapplicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9 Columbus Centre, Pelican Drive Road Town, Tortola British Virgin Islands (Telephone: (284) 494-4567)	c/o UTi, Services, Inc. 19443 Laurel Park Road, Suite 111 Rancho Dominguez, CA 90220 USA (Telephone (310) 604-3311)
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
(Telephone: (212) 894-8940)
(Name, address and telephone number of agent for service)

Please address a copy of all communications to:

Stephen D. Cooke, Esq. Ralph H. Winter, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive Seventeenth Floor Costa Mesa, California 92626-1924 (714) 668-6200	Rodney R. Peck, Esq. Patricia F. Young, Esq. Pillsbury Winthrop LLP 50 Fremont Street San Francisco, California 94105-2228 (415) 983-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
	Amount to be	aggregate price per	aggregate offering	Amount of
Title of each class of securities to be registered	registered(1)	share(2)	price(2)	registration fee

Ordinary Shares, no par value per share	5,750,000 shares	$22.63	$130,122,500.00	$11,972

(1)	Includes 750,000 shares which the underwriters have the option to purchase solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low sales prices of the ordinary shares on November 15, 2002 as reported on the Nasdaq National Market System.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER      , 2002

PRELIMINARY PROSPECTUS

5,000,000 Shares

Ordinary Shares

      We are selling 4,000,000 ordinary shares and the selling shareholder identified in this prospectus is selling an additional 1,000,000 ordinary shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

      Our ordinary shares are traded on the Nasdaq National Market System under the symbol “UTIW.” On November 18, 2002, the last reported sale price of our ordinary shares was $22.05 per share.

      See “Risk Factors” beginning on page 9 of this prospectus to read about risks which you should consider before buying our ordinary shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

      The underwriters may purchase up to an additional 750,000 ordinary shares from us and the selling shareholder at the public offering price, less the underwriting discount and commission, within 30 days from the date of this prospectus to cover over-allotments.

      The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on                           2002.

Bear, Stearns & Co. Inc.

                         JPMorgan
                                                   BB&T Capital Markets
Lazard

The date of this prospectus is                     , 2002

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR ORDINARY SHARES
CAPITALIZATION
DILUTION
BUSINESS
DIRECTORS AND SENIOR EXECUTIVE OFFICERS
SELLING SHAREHOLDER
CAPITAL STOCK
UNDERWRITING
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
PART II
Item 8. Indemnification of Directors and Officers
Item 9. Exhibits
Item 10. Undertakings
SIGNATURES
EXHIBIT INDEX
EXHIBIT 2.1
EXHIBIT 23.2

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including the section “Risk Factors” included in this prospectus.

Our Company

      We are an international, non-asset based supply chain management company providing air and ocean freight forwarding, contract logistics, customs brokerage and other logistics related services in 133 countries. We serve a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries. We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of our customers’ global supply chains. We utilize a non-asset based strategy that, through our arrangements and relationships with transportation carriers, provides us with access to transportation capacity without the associated capital investment.

      We operate a global network of 246 branch offices and 77 logistics centers in 49 countries. In addition, we service our customers through 180 independent agent-owned offices, of which 168 are our exclusive agents and 12 are non-exclusive agents, that are located in 84 other countries. Our business is managed from seven principal support offices strategically located in Dusseldorf, Hong Kong, Johannesburg, London and Sydney and in the United States in Los Angeles, California and Columbia, South Carolina. We believe that this global network provides us with a competitive advantage as we pursue large outsourced logistics services contracts from businesses which operate internationally.

      Our net revenue increased from $186.5 million in fiscal year 1998 to $304.6 million in fiscal year 2002, representing a compound annual growth rate of 13.0%. Over this same period, our operating income increased from $15.8 million to $29.7 million, representing a compound annual growth rate of 17.1%. We achieved this growth primarily by expanding our global operations and service offerings through internal expansion and acquisitions and by leveraging our proprietary processes and information technology systems to improve the efficiency of our customers’ supply chains.

      In February 2002, we initiated NextLeap, our five-year strategic operating plan, with the objective of becoming the primary logistics provider to our customers by offering comprehensive supply chain solutions and services on a worldwide basis. As part of our NextLeap initiative, in October 2002 we acquired Standard Corporation, a Columbia, South Carolina-based third party provider of contract logistics services including warehousing and distribution, transportation, information technology and manufacturing support. We expect Standard Corporation to serve as a platform for expansion of our contract logistics services in North America.

Our Growth Strategy

      Our growth strategy is to take advantage of what we believe to be our competitive strengths in freight forwarding, customs brokerage, contract logistics and related logistics services to fulfill our customers’ supply chain requirements. The principal components of our growth strategy are:

•	Leverage our Global Network and Scope of Services to Obtain Additional Business from Existing and New Customers. We intend to take advantage of our global network and ability to implement comprehensive, customized supply chain solutions with measurable benefits to increase the volume of freight transported through our network. As supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that can provide services globally. We believe our global network and the scope of our services provide us with competitive advantages over smaller or more limited freight forwarding, customs brokerage and contract logistics companies in meeting the needs of our existing customers and attracting new customers.

•	Invest in Technology. We intend to continue to invest in and improve our proprietary information technology systems and license complementary software from third parties to enhance our customers’ visibility into their supply chains. We believe our information technology systems add value to our customers’ supply chains and provide us with competitive advantages in attracting additional customers. Our eMpower suite of proprietary supply chain technology systems is based on open architecture design and offers customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems.

•	Pursue Strategic Acquisitions. We intend to continue to pursue strategic acquisitions that we believe will expand our service offerings and global reach, add customers and increase the volume of goods shipped in selected freight lanes. During the past three years, our acquisitions have included the Continental group of companies (which we refer to as Continental), which strengthened our freight network in the Asia Pacific region, Grupo SLI & Union (which we refer to as SLI), which increased our contract logistics capabilities in Europe, and Standard Corporation, which strengthened our contract logistics capabilities in North America.

•	Improve Operating Efficiencies. We intend to continue to seek opportunities to improve our operating efficiency. We initiated several programs in fiscal 2002 designed to result in margin improvement in the future. For example, we dedicated a management team to improving our margins by concentrating the volume of freight which we ship through selected transportation providers which provide us with favorable terms. We also implemented a performance-based management incentive system which seeks to reward our employees based on higher levels of profitability at the local operating level.

•	Form Strategic Alliances. We intend to continue to enter into strategic alliances that we believe will increase transactions through our global network and enable us to obtain more favorable freight rates and service capabilities. We have alliances with Lufthansa AG, the world’s largest cargo carrier, from which we obtain preferred pricing for airfreight cargo capacity and other advantages, Marubeni Corporation, a large Japanese trading company, with which we cooperate in the purchase of ocean freight capacity on the trade lanes between Asia and the United States, and Roadway Express, Inc., a United States-based less-than-truckload carrier, for which we provide international ocean freight forwarding services. We expect to continue to explore strategic alliances that we believe will enhance our ability to provide our customers with attractive supply chain solutions.

Our Industry

      To compete successfully, we believe that companies in the multi-billion dollar supply chain management industry must be able to provide their customers with integrated, global supply chain solutions. Among the factors that we believe will contribute to growth in the industry are the cost benefits of outsourcing supply chain activities, increased global trade and sourcing, increased demand for time definite delivery of goods, and the need for advanced information technology systems which facilitate real-time access to shipment data. Furthermore, as supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that are familiar with their requirements, processes and procedures and that can provide services globally. As a result, we believe it is becoming more difficult for smaller regional or more limited freight forwarding, contract logistics and customs brokerage service providers to compete, which we expect to result in further industry consolidation.

Our Address and Telephone Number

      Our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, investor relations staff, corporate financial support staff and certain other corporate support staff are located at our Los Angeles corporate support office, located at 19443 Laurel Park Road, Suite 111, Rancho Dominguez, California 90220-6043, (310) 604-3311. Our registered offices are located at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands, (284) 494-4567. The address of our web site is www.go2uti.com. Information contained on our web site is not a part of this prospectus.

      This prospectus contains our names, trademarks, service marks and logos in addition to those of other persons and entities.

      In this prospectus, “we,” “us” and “our” refer to UTi Worldwide Inc. and its subsidiaries as a combined entity, except where it is noted or the context makes clear the reference is only to UTi Worldwide Inc.

THE OFFERING

Ordinary shares offered by us	4,000,000 shares

Ordinary shares offered by the selling shareholder	1,000,000 shares

Total	5,000,000 shares

Ordinary shares outstanding after this offering	29,910,700 shares(1)

Use of proceeds	We intend to use the net proceeds from our sale of ordinary shares in this offering as follows:
• approximately $12.5 million to repay indebtedness incurred to finance our acquisition of Standard Corporation;
• approximately $12.4 million to repay existing indebtedness under our credit facilities unrelated to our acquisition of Standard Corporation; and
• the balance of approximately $58.4 million for general corporate purposes, including potential acquisitions and earn-out payments related to acquisitions, and investment in information technology systems.
We will not receive any proceeds from the sale of ordinary shares by the selling shareholder in this offering.

Risks of this offering	A discussion of the risks of this offering appears under the heading “Risk Factors” beginning on page 9.

Nasdaq National Market System symbol	UTIW

(1)	The number of ordinary shares to be outstanding after this offering is based on our shares outstanding as of October 31, 2002. This calculation includes 422,741 issued and outstanding shares held by two share incentive trusts established to facilitate ownership of our shares by our directors, executives and employees. This calculation excludes:

•	2,018,265 ordinary shares issuable upon exercise of stock options outstanding under our stock option plans, at a weighted average exercise price of $15.32 per share;

•	703,331 ordinary shares reserved for issuance under options to be granted in the future under our stock option plans; and

•	366,014 ordinary shares reserved for future issuance under our employee share purchase plan.

      Unless we indicate otherwise, the share information in this prospectus assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as of January 31, 2002 and 2001 and for each of the years in the three-year period ended January 31, 2002 have been derived from our audited consolidated financial statements which are incorporated by reference in this prospectus. The following selected consolidated financial data as of January 31, 2000, 1999, and 1998 and for each of the years in the two-year period ended January 31, 1999 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data as of July 31, 2002, and for the six months ended July 31, 2002 and 2001 are derived from our unaudited interim consolidated financial statements which are incorporated by reference in this prospectus. Our unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are only normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations for the unaudited periods. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). This data should be read in conjunction with the financial statements, related notes and other information incorporated by reference in this prospectus.

						Six Months Ended
	Year Ended January 31,					July 31,

	2002	2001	2000	1999	1998	2002	2001

	(in thousands, except per share amounts)
Income Statement Data:
Gross revenue(1)	$889,786	$863,259	$706,955	$571,141	$528,535	$510,477	$434,389
Freight consolidation costs(2)	585,227	561,413	461,338	362,862	342,049	346,015	281,240
Net revenue(2):
Airfreight forwarding	142,312	145,594	124,177	113,619	101,092	72,612	73,449
Ocean freight forwarding	58,633	54,461	44,078	33,345	30,745	31,436	27,971
Customs brokerage	54,034	55,295	40,156	33,360	27,495	27,947	27,547
Contract logistics and other	49,580	46,496	37,206	27,955	27,154	32,467	24,182

Total net revenue	304,559	301,846	245,617	208,279	186,486	164,462	153,149
Staff costs	156,005	154,426	124,330	107,731	92,333	83,608	79,293
Depreciation	9,411	9,060	7,798	6,286	6,025	4,827	4,655
Amortization of goodwill	5,339	4,306	2,935	1,517	644	—	2,658
Other operating expenses	104,134	109,846	90,032	77,279	71,717	56,669	52,754

Operating income(3)	29,670	24,208	20,522	15,466	15,767	19,358	13,789
Pretax income(3)	28,477	25,623	18,750	17,049	14,714	18,663	13,046
Income before minority interests(3)	20,507	19,415	17,098	13,829	12,171	13,369	9,894
Net income(3)	$19,158	$18,453	$16,693	$13,750	$11,919	$12,496	$9,429

Earnings per ordinary share(3)(4):
Basic	$0.76	$0.95	$1.12	$0.97	$1.09	$0.49	$0.38

Diluted	$0.75	$0.88	$0.86	$0.74	$0.74	$0.48	$0.37

Cash dividends declared per ordinary share	$0.075	$0.15	$0.14	$0.12	$—	$0.075	$0.075

Number of weighted average shares used for per share calculations:
Basic shares	25,233	19,345	14,263	13,368	10,944	25,268	24,949
Diluted shares	25,502	21,053	19,356	18,510	16,125	25,823	25,540

						Six Months Ended
	Year Ended January 31,					July 31,

	2002	2001	2000	1999	1998	2002	2001

	(in thousands, except per share amounts)
Non-U.S. GAAP and Other Financial Data:
EBITDA(5)	$44,420	$37,574	$31,255	$23,269	$22,436	$24,185	$21,102
Net revenue margin(6)	34.2%	35.0%	34.7%	36.5%	35.3%	32.2%	35.3%
Operating income margin(7)	9.7%	8.0%	8.4%	7.4%	8.5%	11.8%	9.0%
EBITA margin(8)	11.5%	9.4%	9.6%	8.2%	8.8%	11.8%	10.7%
Capital expenditures	$8,711	$10,121	$8,990	$8,725	$5,066	$4,542	$3,305

						As of July 31, 2002

								Pro Forma,
	As of January 31,							As
							Pro Forma	Adjusted
	2002	2001	2000	1999	1998	Actual	(9)	(10)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(4)	$87,594	$98,372	$20,760	$38,555	$20,174	$79,265	$42,275	$100,665
Working capital(4)	78,920	95,435	39,057	49,522	25,717	85,950	51,876	135,166
Total assets(4)	404,611	443,753	288,098	243,362	175,956	446,734	470,683	529,073
Long-term liabilities	9,177	14,890	14,339	12,044	25	9,677	9,677	9,677
Shareholders’ equity(4):
Preference share capital	—	—	36,535	36,535	36,535	—	—	—
Ordinary share capital	207,143	206,626	90,952	89,551	51,831	207,660	210,660	293,950
Retained earnings/ (accumulated deficit)	36,608	19,376	3,311	(10,593)	(21,992)	47,175	47,175	47,175
Accumulated other comprehensive loss	(63,897)	(38,514)	(23,396)	(21,925)	(12,503)	(56,938)	(56,938)	(56,938)

Total shareholders’ equity	$179,854	$187,488	$107,402	$93,568	$53,871	$197,897	$200,897	$284,187

(1)	Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and customs duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from our services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin, which is when the customer is billed. Gross customs brokerage revenue and contract logistics and other revenue are also recognized when we bill the customer, which for customs brokerage revenue is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenue is when the service has been provided to third parties in the ordinary course of business.

(2)	Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin.

(3)	For the six months ended July 31, 2002, operating income, pretax income, income before minority interests and net income, as well as basic and diluted earnings per ordinary share, exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142. The following table illustrates the pro forma impact of the adoption of SFAS No. 142, relating to the non-amortization provisions, for the years ended January 31, 2002, 2001 and 2000.

	Year Ended January 31,

	2002	2001	2000

	(in thousands, except per share
	amounts)
Reported net income	$19,158	$18,453	$16,693
Add: Amortization of goodwill, net of income taxes	5,100	4,163	2,865

Adjusted net income	$24,258	$22,616	$19,558

Reported basic earnings per share(4)	$0.76	$0.95	$1.12
Add: Amortization of goodwill, net of income taxes	0.20	0.22	0.20

Adjusted basic earnings per share	$0.96	$1.17	$1.32

Reported diluted earnings per share(4)	$0.75	$0.88	$0.86
Add: Amortization of goodwill, net of income taxes	0.20	0.19	0.15

Adjusted diluted earnings per share	$0.95	$1.07	$1.01

(4)	In November 2000, we completed a public offering of 5,405,000 ordinary shares. Net proceeds totaled approximately $71.8 million (after underwriting discounts and commissions and related transaction expenses). In November 2000, we issued $2.5 million worth of our ordinary shares (166,667 ordinary shares at a price of $15.00 per share) in connection with our purchase of the assets of Continental.

(5)	Defined as earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses, EBITDA is a non-U.S. GAAP measure. We believe that our calculation of EBITDA provides relevant and useful information for evaluating our performance. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity. Similar to our net income and cash flows, funds represented by EBITDA are subject to the same restrictions on use contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Because EBITDA is not calculated identically by all companies, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. In fiscal year 2000, there was a credit of $1.5 million included in other operating expenses, which represents a payment from our satellite communications supplier based on volume usage for several prior years. EBITDA can be derived from the financial statements as follows:

						Six Months Ended
	Year Ended January 31,					July 31,

	2002	2001	2000	1999	1998	2002	2001

	(in thousands)
Operating income	$29,670	$24,208	$20,522	$15,466	$15,767	$19,358	$13,789
Add:
Depreciation	9,411	9,060	7,798	6,286	6,025	4,827	4,655
Amortization of goodwill	5,339	4,306	2,935	1,517	644	—	2,658

EBITDA	$44,420	$37,574	$31,255	$23,269	$22,436	$24,185	$21,102

(6)	Net revenue margin is the percentage determined by dividing total net revenue by gross revenue.

(7)	Operating income margin is the percentage determined by dividing operating income by total net revenue.

(8)	EBITA margin is determined by dividing earnings before interest, taxes and amortization and foreign exchange transaction gains and losses, by total net revenue. EBITA can be derived from the financial statements as follows:

						Six Months Ended
	Year Ended January 31,					July 31,

	2002	2001	2000	1999	1998	2002	2001

	(in thousands)
Operating income	$29,670	$24,208	$20,522	$15,466	$15,767	$19,358	$13,789
Add:
Amortization of goodwill	5,339	4,306	2,935	1,517	644	—	2,658

EBITA	$35,009	$28,514	$23,457	$16,983	$16,411	$19,358	$16,447

(9)	Our pro forma balance sheet data reflects actual amounts as of July 31, 2002, giving effect to our purchase of Standard Corporation in October 2002 for an initial purchase price of approximately $48.5 million, consisting of approximately $45.5 million in cash and the issuance by us of $3.0 million worth of our ordinary shares (164,384 shares). The initial payment is subject to adjustment based on Standard Corporation’s net tangible assets at closing. In addition to the initial payment, we agreed to make up to approximately $12.5 million of contingent earn-out payments based on the future performance of Standard Corporation over the next two years, of which $4.0 million was placed in escrow at the time of the acquisition.

(10)	Our pro forma, as adjusted balance sheet data reflects our pro forma balance sheet data described above, as adjusted to give effect to our receipt and application of the estimated net proceeds as described in “Use of Proceeds” from our sale of the 4,000,000 ordinary shares offered by us in this offering at an assumed public offering price of $22.05 per share.

RISK FACTORS

      An investment in our ordinary shares involves a high degree of risk. You should read the following risk factors carefully before purchasing our ordinary shares. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This would cause the trading price of our ordinary shares to decline, and you may lose all or part of your investment. The following risk factors are not to be considered a definitive list of all risks associated with our operations and should be read in conjunction with the risks and uncertainties contained in our other filings with and submissions to the Securities and Exchange Commission (SEC).

Risks Related to Our Business and Industry

We conduct business throughout the world and we expect that our results of operations may be impacted by international trade volumes and by global and regional economic conditions.

      Our business is related to and dependent on general world economic conditions, and the local, regional, national and international conditions that affect international trade and the specific regions or countries that we serve. We are affected by recessionary economic cycles and downturns in our customers’ business cycles, particularly in market segments and industries such as chemicals, pharmaceuticals and apparel, where we have a significant concentration of customers. Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts, may adversely affect the global economy, our customers and their ability to pay for our services. We expect that our revenue and results of operations will continue to be sensitive to global and regional economic conditions.

Our international presence exposes us to potential difficulties associated with managing distant operations and to regulatory, tariff, licensing and other risks.

      We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will continue to account for a significant amount of our future revenue. Our international operations are directly related to and dependent on the volume of international trade and local market conditions. Our international operations and international commerce are influenced by many factors, including:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	natural disasters,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations,

•	limitations on the repatriation of funds because of foreign exchange controls,

•	different liability standards, and

•	intellectual property laws of countries which do not protect our intellectual property rights to the same extent as the laws of the United States.

      The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

Restrictions and controls on investments and acquisitions outside of the United States and our ability to conduct business with local agents in particular countries may restrict our ability to operate in those countries.

      Investments in joint ventures or businesses outside of the United States have been and will continue to be restricted or controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude investments in proposed joint ventures or business acquisitions outside of the United States or increase our costs and expenses in seeking to effect such transactions. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investments. In some countries, we may be required by local regulations to conduct operations pursuant to an agency or sponsorship agreement. Even if not required by regulations, we may conduct business in a country with a local agent who can provide knowledge of the local market conditions and facilitate the acquisition of necessary licenses and permits. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that we will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in some industries or may require governmental approval for the repatriation of capital and income by foreign investors. There can be no assurance that such approvals will be forthcoming in the future. There also can be no assurance that additional or different restrictions or adverse policies applicable to us will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies.

Foreign currency fluctuations could result in currency translation exchange gains or losses or could increase or decrease the book value of our assets.

      Our reporting currency is the United States dollar. In fiscal year 2002, we derived a substantial portion of our gross revenue in currencies other than the United States dollar and, due to the global nature of our operations, we expect in the foreseeable future to continue to conduct a majority of our business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, such as in South Africa, where our revenue is denominated in rand, a depreciation of the local currency against the United States dollar could adversely affect our reported United States dollar earnings. Additionally, the assets and liabilities of our international operations are denominated in each country’s local currency. As such, when the value of those assets is translated into United States dollars, foreign currency exchange rates may adversely affect the book value of our assets. We cannot predict the effects of exchange rate fluctuations on our future operating results. We will experience the effects of changes in foreign currency exchange rates on our consolidated net income in the future.

Because our business is dependent on commercial airfreight carriers, ocean freight carriers and other transportation companies, changes in available cargo capacity and other changes affecting such carriers as well as interruptions in service or work stoppages by such carriers may negatively impact our business.

      We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery services for our clients could be adversely impacted by shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor; and other factors not within our control. Reductions in airfreight or ocean freight capacity could potentially negatively impact our yields. Material interruptions in service or stoppages in transportation could adversely impact our business, results of operations and financial condition. In this regard, ocean freight arriving at the West Coast ports of the United States must be off-loaded from ships by longshoremen, whose labor contracts expired on June 30, 2002. There was a ten-day management lock-out at the West Coast ports in September and October 2002. President Bush invoked his authority under the Taft-Hartley Act on October 8, 2002, and both the longshoremen and management are currently under a court-ordered injunction which may last until December 27, 2002. After the end of this 80-day “cooling-off period,” if there is a strike, work stoppage, lock-out or slowdown at these West Coast ports, even if President Bush invokes the Taft-Hartley Act again, it is uncertain whether a court would further enjoin such labor or management action. The parties reached a tentative agreement on November 1, 2002 regarding the use of labor-saving technology at the West Coast ports, and negotiations were adjourned on November 5, 2002 to allow the parties to assess the potential costs of proposed pension plan changes. Negotiations between longshoremen and management resumed on November 13, 2002. Any further strike, work stoppage, lock-out or slowdown at these ports could potentially have an adverse effect on our results of operations.

Our business is subject to seasonal trends.

      Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first fiscal quarter is traditionally weaker compared with our other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

      Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors and changes in the shipping patterns of our customers may adversely impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

•	personnel costs,

•	timing and magnitude of capital expenditures,

•	costs relating to the expansion of operations,

•	costs and revenue fluctuations due to acquisitions,

•	pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

•	adjustments in inventory levels,

•	customer discounts and credits, and

•	changes in our customers’ requirements for contract logistics and outsourcing services.

      Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

We have grown and plan to grow, in part, through acquisitions of other freight forwarders, customs brokers, contract logistics providers and supply chain management providers. Growth by acquisitions involves risks and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate any acquired business into our operations.

      We have grown through acquisitions, including our recent acquisitions of SLI and Standard Corporation, and we may pursue opportunities to expand our business by acquiring other companies in the future.

      Acquisitions involve risks including those relating to:

•	identification of appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations,

•	integration of acquired businesses and personnel,

•	implementation of proper business and accounting controls,

•	ability to obtain financing, on favorable terms or at all,

•	diversion of management attention,

•	retention of employees and customers, and

•	unexpected liabilities.

      Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to identify or acquire companies consistent with our growth strategy or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

Our growth and profitability may not continue, which may result in a decrease in our stock price.

      We experienced significant growth in revenue and operating income over the past several years. There can be no assurance that our growth rate will continue or that we will be able to effectively adapt our management, administrative and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic or political conditions. Slower or less profitable growth or losses could adversely affect our stock price.

We may not succeed with our NextLeap strategic operating plan, and as a result our revenue and profitability may not increase.

      We are undertaking various efforts to implement NextLeap, our five-year strategic operating plan, to increase our customers and revenue, improve our operating margins, and train and develop our employees. This strategic operating plan requires that we successfully manage our operations and growth. Our business is subject to numerous factors beyond our control and there can be no guarantee that we will be able to successfully implement NextLeap or that our efforts will increase our revenue or improve our profitability. If we are not able to increase our revenue or improve our operating margins in the future, our stock price may decrease.

Our effective income tax rate will impact our results of operations, our cash flow and our profitability.

      We have international operations and generate taxable income in different countries throughout the world, with different effective income tax rates. Our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or jurisdiction in which our profits currently are recognized, our effective income tax rate could increase, which would adversely impact our cash flow and profitability.

We face intense competition in the freight forwarding, contract logistics and supply chain management industry.

      The freight forwarding, contract logistics and supply chain management industry is intensely competitive and we expect it to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources.

There are a large number of companies competing in one or more segments of the industry. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger competitors. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from air and ocean carriers, computer information and consulting firms and contract manufacturers, all of which traditionally operated outside of the supply chain management industry, but are now beginning to expand the scope of their operations to include supply chain related services. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

Our industry is consolidating and if we cannot gain sufficient market presence in our industry, we may not be able to compete successfully against larger, global companies in our industry.

      There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase their global operations through the acquisition of freight forwarders and contract logistics providers. If we cannot gain sufficient market presence in our industry through internal expansion and additional acquisitions, we may not be able to compete successfully against larger, global companies in our industry.

We are dependent on key management personnel and the loss of any such personnel could materially and adversely affect our business.

      Our future performance depends, in significant part, upon the continued service of our key management personnel, including Roger MacFarlane (Chief Executive Officer), Peter Thorrington (President and Chief Operating Officer), Matthys Wessels (Chief Executive Officer African Region), Alan Draper (Executive Vice President and President — Asia Pacific Region) and Lawrence Samuels (Senior Vice President — Finance, Chief Financial Officer and Secretary). There can be no assurance that we can retain such key managerial employees. The loss of the services of one or more of these or other key personnel could have a material adverse effect on our business, operating results and financial condition. We must continue to develop and retain a core group of management personnel and address issues of succession planning if we are to realize our goal of growing our business. We cannot assure you that we will be able to do so.

Because we are a holding company, we are financially dependent on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.

      We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries (including those that are wholly owned) to meet our financial obligations and to pay dividends on our ordinary shares. The ability of our subsidiaries to pay dividends to us and our ability to receive distributions on our investments in other entities is subject to applicable local law and other restrictions including, but not limited to, applicable tax laws and limitations contained in some of our bank credit facilities. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations.

Because we manage our business on a decentralized basis, our operations may be materially adversely affected by inconsistent management practices.

      We manage our business on a decentralized basis, with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of the business. Our decentralized operating strategy can make it difficult for us to implement strategic decisions and coordinated procedures throughout our global operations. In addition, many of our subsidiaries operate with management, sales and support personnel that may be insufficient to support growth in their respective businesses without significant central oversight and coordination. Our decentralized operating strategy could result in inconsistent management practices and materially adversely affect our overall profitability, and ultimately our business, results of operations, financial condition and prospects.

We may need additional financing to fund our operations and finance our growth, and we may not be able to obtain financing on terms acceptable to us or at all.

      We may require additional financing to fund our operations and our current plans for expansion. Because our credit facilities often are limited to the country in which the facility is originated, we may require additional financing to fund our operations in countries in which we do not have existing credit facilities. In addition, when our existing credit facilities expire, we may need to obtain replacement financing. Additional or replacement financing may involve incurring debt or selling equity securities. There can be no assurance that additional or replacement financing will be available to us on commercially reasonable terms or at all. If we incur debt, the risks associated with our business and with owning our equity securities could increase. If we raise capital through the sale of equity securities, the percentage ownership of our shareholders will be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of our ordinary shares. If we are unable to obtain additional or replacement financing, our ability to fund our operations and meet our current plans for expansion will be materially adversely affected.

If we fail to develop and integrate information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our customers and protect against disruptions of our operations, we may lose inventory items, orders or customers, which could seriously harm our business.

      Increasingly, we compete for customers based upon the flexibility and sophistication of the information technology systems supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our web site or connect electronically, could significantly disrupt our operations, prevent customers from making orders, or cause us to lose inventory items, orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future transaction volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information technology systems from their supply chain services providers. If we fail to hire qualified persons to implement, maintain and protect our information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our customers and protect against disruptions of our operations, we may lose inventory items, orders or customers, which could seriously harm our business.

Our information technology systems are subject to risks which we cannot control.

      Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure which have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers and the ability of our customers to access our information technology systems.

If we fail to adequately protect our intellectual property rights, the value of such rights may diminish and our results of operations and financial condition may be materially adversely affected.

      We rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect our intellectual property rights. These protections may not be sufficient, and they do not prevent independent third-party development of competitive products or services. Further, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. A failure to protect our intellectual property rights could result in the loss or diminution in value of such rights.

If we are not able to limit our liability for customers’ claims through contract terms and the purchase of insurance, we could be required to pay large amounts to our customers as compensation for their claims and our results of operations could be materially adversely affected.

      In general, we limit by contract our liability to our customers for loss or damage to their goods to $20 per kilogram (approximately $9.07 per pound) for airfreight shipments and $500 per carton or customary unit, including an ocean container, for ocean freight shipments, with the actual insured amount determined based on the value of the freight. However, because a freight forwarder’s relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our customers. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the customer’s cargo to its ultimate destination. Upon our customer’s request, we have the ability to insure a shipment for the full declared value with insurance offered through a separate underwriter. We carry an umbrella insurance policy that covers us for $3 million per claim and $1 million for errors and omissions when acting as an indirect air carrier or a non-vessel-operating common carrier. We also carry a warehouseman’s liability insurance policy that covers us for $3 million per claim when our $50.00 per shipment or per bailment standard claim limitation is inapplicable. When providing contract logistics services through our indirect subsidiary, Standard Corporation, we currently limit our liability by contract and tariff to an amount generally equal to the lower of fair value or 100 times our base storage rate. When providing contract logistics services through our other subsidiaries, we generally limit our liability by contract and tariff in a similar manner. We also carry another warehouseman’s liability insurance policy for our contract logistics services that covers us for $250,000 to $10 million per claim, depending on the facility. Upon our customer’s payment of a surcharge for contract logistics services, we will assume additional liability.

      We have, from time to time, made payments to our customers for claims related to our services which, to date, have not been material to our results of operations. Should we experience an increase in the number of such claims, there can be no assurance that our insurance coverage will provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with our services will not change in the future.

The failure of our policies and procedures which are designed to prevent the unlawful transportation or storage of hazardous, explosive or illegal materials could subject us to large fines, penalties or lawsuits.

      We are subject to a broad range of foreign and domestic (including state and local) environmental, health and safety and criminal laws and regulations, including those governing discharges into the air and water, the storage, handling and disposal of solid and hazardous waste and the shipment of explosive or illegal substances. In the course of our operations, we may be asked to arrange for the storage or transportation of substances defined as hazardous under applicable laws. As is the case with any such operation, if a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in the remedy of, or otherwise bear liability for, such release or be subject to claims from third parties whose property or person is injured by the release. In addition, if our employees arrange for the storage or transportation of hazardous, explosive or illegal materials in violation of applicable laws or regulations, we may face civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas. In the event we are found to not be in compliance with applicable environmental, health and safety laws and regulations or there is a future finding that our policies and procedures fail to satisfy requisite minimum safeguards or otherwise do not comply with applicable laws or regulations, we could be subject to large fines, penalties or lawsuits.

If we fail to comply with applicable governmental regulations, we could be subject to substantial fines or revocation of our permits and licenses.

      Our air transportation activities in the United States are subject to regulation by the Department of Transportation as an indirect air carrier and by the Federal Aviation Administration (FAA). We are subject to new security measures and stricter shipper and customer classifications by the new Transportation Security Administration and the FAA. Our overseas offices and agents are licensed as airfreight forwarders in their respective countries of operation, as necessary. We are accredited in each of our offices by the International Air Transport Association (IATA) or the Cargo Network Services Corporation, a subsidiary of the IATA, as a registered agent. In the case of our newer offices, we have applied for such a designation. Our indirect air carrier status is also subject to the Indirect Air Carrier Standard Security Program administered by the FAA.

      We are licensed as a customs broker by the United States Customs Service of the Department of the Treasury in each United States customs district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the United States Customs Service. As a registered party under the self-policing Customs-Trade Partnership Against Terrorism, we are also subject to compliance with security regulations within the trade environment that are enforced by the United States Customs Service. We are also subject to regulations under the Container Security Initiative, which is administered by the United States Customs Service. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      We are licensed as an ocean freight forwarder by and registered as an ocean transportation intermediary with the Federal Maritime Commission. The Federal Maritime Commission has established qualifications for shipping agents, including surety bonding requirements. The Federal Maritime Commission also is responsible for the economic regulation of non-vessel operating common carriers that contract for space and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating or terminating in the United States. To comply with these economic regulations, vessel operators and non-vessel operating common carriers are required to publish tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by assessing penalties. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that do originate or terminate in the United States.

      As part of our contract logistics services, we operate owned and leased warehouse facilities. Our operations at these facilities include both warehousing and distribution services, and we are subject to various federal and state environmental, work safety and hazardous materials regulations.

      We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations that have been and will be adopted in response to terrorist activities and potential terrorist activities. No assurances can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges. We cannot predict what impact future regulations may have on our business. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating permits and licenses.

If we are not able to sell container space that we purchase from ocean shipping lines and capacity that we charter from our carriers, we will not be able to recover our out-of-pocket costs and our profitability may suffer.

      As an indirect ocean carrier or non-vessel operating common carrier, we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates. As an airfreight forwarder, we occasionally charter aircraft capacity to meet peak season volume increases for our customers, particularly in Hong Kong and other locations in Asia. We then solicit freight from our customers to fill the ocean containers and air charter capacity. When we contract with ocean shipping lines to obtain containers and with air carriers to obtain charter aircraft capacity, we become obligated to pay for the container space or charter aircraft capacity that we purchase. If we are not able to sell all of our purchased container space or charter aircraft capacity, we will not be able to recover our out-of-pocket costs for such purchase of container space or charter aircraft capacity.

If we lose certain of our contract logistics customers or we cannot maintain adequate levels of utilization in our shared warehouses, then we may experience revenue losses and decreased profitability.

      We anticipate that revenues from our contract logistics services will account for an increasing portion of our consolidated revenues and may continue to increase as we further develop and expand our contract logistics, distribution and outsourced services. In some cases, we have entered into long-term commitments for facilities. We lease single-tenant warehouses and distribution facilities, which represent in the aggregate approximately one million square feet, under leases with a term longer than the logistics services contracts we have with our customers. We are required to pay rent under these real property leases even if such customers decide not to renew or otherwise terminate their agreements with us and we are not able to obtain new customers for these facilities. As a result, our revenues and earnings may be adversely affected. In addition, if we experience a decline in demand for space in our shared warehouses, which represent in the aggregate approximately 3.6 million square feet, then our revenues and earnings may decline as we would continue to be obligated to pay the full amount of the underlying leases.

If we are not reimbursed for amounts which we advance for our customers, our net revenue and profitability may decrease.

      We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes and in connection with our performance of other contract logistics services. The billings to our customers for these disbursements may be several times larger than the amount of revenue and fees derived from these transactions. If we are unable to recover a significant portion of these disbursements or if our customers do not reimburse us for a substantial amount of these disbursements in a timely manner, we may experience net revenue losses and decreased profitability.

Our executive officers, directors and principal shareholders will retain significant control of our company following the sale of our ordinary shares in this offering and their interests may be different than or conflict with yours.

      Upon completion of this offering, our executive officers, directors and principal shareholders and their affiliates will own approximately 48% of our outstanding ordinary shares (or 46% if the underwriters completely exercise their over-allotment option). As a result, these shareholders may be able to control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these shareholders. These transactions might include proxy contests, mergers, tender offers, open market purchase programs or other purchases of our ordinary shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares.

Risks Related to this Offering

You will suffer immediate and substantial dilution if you purchase ordinary shares in this offering.

      The public offering price of our ordinary shares is substantially higher than the net tangible book value of our ordinary shares. Therefore, if you purchase our ordinary shares in this offering, you will incur immediate dilution of approximately $16.23 in the net tangible book value per ordinary share from the assumed offering price of $22.05 per share.

It may be difficult for our shareholders to effect service of process and enforce judgments obtained in United States courts against us or our directors and executive officers who reside outside of the United States.

      We are incorporated in the British Virgin Islands. Several of our directors and executive officers reside outside the United States, and a majority of our assets are located outside the United States. As a result, we have been advised by legal counsel in the British Virgin Islands that it may be difficult or impossible for our shareholders to effect service of process upon, or to enforce judgments obtained in United States courts against, us or our directors and executive officers, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Because we are incorporated under the laws of the British Virgin Islands, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

      Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, you may have more difficulty protecting your interests in the face of actions by our board of directors or our principal shareholders than you would have as shareholders of a corporation incorporated in another jurisdiction.

Future issuances of preference shares could adversely affect the holders of our ordinary shares.

      We are authorized to issue up to 100,000,000 preference shares, of which 50,000,000 have been designated as Class A preference shares and 50,000,000 have been designated as Class B preference shares. Our board of directors may determine the rights and preferences of the Class A and Class B preference shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Among other rights, our board of directors may determine, without further vote or action by our shareholders, the dividend, voting, conversion, redemption and liquidation rights of our preference shares. Our board of directors may also amend our Memorandum and Articles of Association to create from time to time one or more classes of preference shares. The issuance of any preference shares could adversely affect the rights of the holders of ordinary shares, and therefore reduce the value of the ordinary shares. While currently no preference shares are outstanding, no assurances can be made that we will not issue preference shares in the future.

Our Memorandum and Articles of Association contain anti-takeover provisions which may discourage attempts by others to acquire or merge with us and which could reduce the market value of our ordinary shares.

      Provisions of our Memorandum and Articles of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our ordinary shares. Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us. These provisions include:

•	the authorization of our board of directors to issue preference shares with such rights and preferences determined by the board, without the specific approval of the holders of ordinary shares,

•	our board of directors is divided into three classes each of which is elected in a different year,

•	the prohibition of action by the written consent of the shareholders,

•	the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings, and

•	the requirement that the holders of two-thirds of the outstanding shares entitled to vote at a meeting are required to approve changes to specific provisions of our Memorandum and Articles of Association including those provisions described above and others which are designed to discourage non-negotiated takeover attempts.

      In addition, our Memorandum and Articles of Association permits special meetings of the shareholders to be called only by our chief executive officer or our board of directors upon request by a majority of our directors or the written request of holders of more than fifty percent of our outstanding voting securities. Provisions of British Virgin Islands law to which we are subject could impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

The public market for our ordinary shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at any price.

      The market price of our ordinary shares after the offering may be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	an active trading market does not develop or is not sustained for our ordinary shares,

•	announcements of mergers, acquisitions or investments by us or our competitors,

•	announcements of business and services by us or our competitors and customer acceptance of such businesses and services,

•	changes in financial estimates, recommendations, comments or coverage by securities analysts with respect to our securities or business or the securities or business of our competitors,

•	fluctuations in the market price of our competitors’ publicly-traded stocks,

•	adoption of new accounting standards affecting our industry, and

•	general market conditions and other factors.

      Further, the stock markets have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These broad market factors may adversely affect the market price of our ordinary shares and your ability to resell your shares at or above the price you paid, or at any price.

Our stock price may be affected by the availability of shares for sale in the near future. The future sale of large amounts of our stock, or the perception that such sales could occur, could negatively affect our stock price.

      Sales of substantial amounts of our ordinary shares, including shares issued in connection with acquisitions, upon the exercise of outstanding options or held in trusts, in the public market following this offering, or the appearance that a large number of shares is available for sale, could depress the market price of our ordinary shares. In addition to the adverse effect a price decline could have on holders of our ordinary shares, that decline would likely impede our ability to raise capital through the issuance of additional ordinary shares, other equity securities, debt securities or other debt financings. In addition, designated holders of restricted shares of our stock are entitled to obtain the registration of such shares for sale in the public market and the selling shareholder is participating in this offering pursuant to such rights. If these holders sell in the public market, such sales could have a material adverse effect on the market price of our ordinary shares.

We have broad discretion in how we use the proceeds from this offering. We may use the proceeds in ways with which you disagree.

      We intend to use a significant portion of the net proceeds from this offering for general corporate purposes, potential acquisitions and investment in information technology. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. If management fails to use funds effectively, we may need to seek additional funds, which may not be available on favorable terms or at all.

FORWARD-LOOKING STATEMENTS

      This prospectus, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections of revenues, operating margins, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of economic and business factors and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “intend,” “expect,” “estimate,” “anticipate,” “may,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” as well as statements contained in documents incorporated by reference herein, describe factors that could contribute to or cause such difference.

      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

      For these statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

RECENT DEVELOPMENTS

      In October 2002, as part of our NextLeap strategy, we acquired Standard Corporation from its shareholders in exchange for an initial purchase price of approximately $48.5 million, consisting of approximately $45.5 million in cash and the issuance by us of approximately $3.0 million worth of our restricted ordinary shares (164,384 shares). The initial payment is subject to adjustment based on Standard Corporation’s net tangible assets at closing. In addition to the initial payment, we agreed to make up to approximately $12.5 million of contingent earn-out payments based on the future performance of Standard Corporation over the next two years, of which $4.0 million was placed in escrow at the time of the acquisition.

      Standard Corporation provides contract logistics services and outsourced solutions in warehousing and distribution, transportation, information technology and manufacturing support. Standard Corporation currently operates approximately 10 million square feet of warehousing and distribution space at 49 sites located in 12 different states in the United States.

      Unlike our treatment of revenue derived from air and ocean freight forwarding where net revenue is determined by deducting freight consolidation costs from gross revenue, Standard Corporation does not incur freight consolidation costs. Accordingly, Standard Corporation’s gross revenue and net revenue are the same. Standard Corporation reported revenue of approximately $120 million for the fiscal year ended July 31, 2002. Standard Corporation’s historical results are not necessarily indicative of future results.

      The acquisition of Standard Corporation was made by one of our indirect subsidiaries pursuant to a stock purchase agreement which contains representations, warranties, covenants and indemnities customary for transactions of the same nature. Escrow agreements were entered into at the closing of the stock purchase agreement for the purposes of securing the indemnification obligations of the sellers and disbursing earn-out payments.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of 4,000,000 ordinary shares in this offering of approximately $83.3 million ($95.9 million if the underwriters’ over-allotment option is exercised in full), assuming an offering price of $22.05 per share and after deducting underwriting discounts and commissions and estimated offering expenses in this offering. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder in this offering. As of the date of this prospectus, we intend to use the net proceeds of this offering as follows:

•	approximately $12.5 million to repay the indebtedness incurred to finance our acquisition of Standard Corporation;

•	approximately $12.4 million to repay existing indebtedness under our lines of credit which is unrelated to our acquisition of Standard Corporation, matures at various dates within the next 12 months (but which we believe we will be able to renew on commercially reasonable terms) and bears interest at rates ranging from approximately 2.5% to 5.0%; and

•	the balance of approximately $58.4 million for general corporate purposes, including potential acquisitions and earn-out payments related to acquisitions, and investment in information technology.

      The debt we intend to repay with proceeds from this offering, which is unrelated to our acquisition of Standard Corporation, was incurred primarily for general working capital purposes.

      The approximately $12.5 million of indebtedness that we incurred partially to fund the initial purchase price for Standard Corporation was borrowed under two credit facilities and bears interest between 2.8% and 4.5%. This debt matures at various dates within the next 12 months.

      The amounts and timing of our actual expenditures will depend upon numerous factors, including, but not limited to, the availability of other financing, the timing and use of funds for general corporate expenditures, the amount and extent of our potential acquisitions and investment in information technology, the amount of potential contingent earn-out payments in connection with completed and future acquisitions, and the amount of cash generated by our operations. Actual expenditures may vary substantially from our estimates. We evaluate and, from time to time, engage in discussions with potential acquisition candidates. As of the date of this prospectus, we have not entered into any binding commitments or agreements with any party for any material acquisition. We anticipate utilizing a portion of the proceeds from this offering to make acquisitions of businesses which we believe will support our strategic objectives.

      We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. The failure of our management to use such funds effectively could have a material adverse effect on our business, results of operations and financial condition. Pending application of the net proceeds, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

      In April 2002, our board of directors declared and we subsequently paid an annual regular cash dividend in the amount of $0.075 per ordinary share in respect of fiscal year 2002. During our 2002 fiscal year, our board of directors also declared and we paid an annual regular cash dividend of $0.075 per ordinary share in respect of fiscal year 2001. Historically, our board of directors has considered the declaration of dividends on an annual basis. Any future determination to pay cash dividends to our shareholders will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, restrictions contained in our agreements, legal requirements and other factors which our board of directors deems relevant. We intend to reinvest a substantial portion of our earnings in the development of our business, and no assurance can be given that dividends will be paid to our shareholders in the future.

PRICE RANGE OF OUR ORDINARY SHARES

      Our ordinary shares began trading in November 2000 on the Nasdaq National Market System under the symbol “UTIW.” The high and low closing sales prices for our ordinary shares for the periods indicated are as follows:

	High	Low

Fiscal Year Ending January 31, 2003:
November 1-18, 2002	$23.45	$22.05
October 2002	23.32	17.51
September 2002	19.20	16.51
August 2002	17.47	15.71
July 2002	20.10	16.77
June 2002	21.00	19.00
May 2002	21.34	19.43

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2002:

•	on an actual basis;

•	on a pro forma basis giving effect to our acquisition in October 2002 of Standard Corporation and the approximately $12.5 million of indebtedness which we incurred to finance the acquisition; and

•	on the pro forma basis described above, as adjusted to give effect to our receipt and application of the estimated net proceeds as described in “Use of Proceeds” from our sale of the 4,000,000 ordinary shares offered by us in this offering at an assumed public offering price of $22.05 per share.

	As of July 31, 2002 (unaudited)

			Pro Forma
	Actual	Pro Forma	as adjusted

	(in thousands)
Cash and cash equivalents	$79,265	$42,275	$100,665

Debt:(1)
Bank lines of credit	13,802	26,302	1,402
Short-term borrowings	12,256	12,256	12,256
Long-term borrowings	359	359	359
Capital lease obligations	9,244	9,244	9,244

Total debt	35,661	48,161	23,261
Issued capital:
Preference shares, no par value, 100,000,000 shares authorized, none issued or outstanding	—	—	—
Ordinary shares, no par value, 500,000,000 shares authorized, 25,736,968 issued and outstanding actual; 25,901,352 issued and outstanding, pro forma; and 29,901,352 issued and outstanding, pro forma as adjusted	207,660	210,660	293,950
Retained earnings	47,175	47,175	47,175
Accumulated other comprehensive loss	(56,938)	(56,938)	(56,938)

Total shareholders’ equity	197,897	200,897	284,187

Total capitalization	$233,558	$249,058	$307,448

(1)	Our debt is secured, and we and/or our subsidiaries have provided guarantees for this debt.

      In addition to the ordinary shares to be outstanding after the offering, we may issue additional ordinary shares under our stock option and employee share purchase plans.

DILUTION

      Our net tangible book value as of July 31, 2002 was approximately $115.1 million, or $4.47 per ordinary share. Net tangible book value per share represents the amount of our shareholders’ equity, less intangible assets, divided by the number of ordinary shares outstanding.

      Net tangible book value dilution per share represents the difference between the following:

(1) the amount paid per share by purchasers of ordinary shares in this offering; and

(2) the adjusted net tangible book value per share of purchasers of ordinary shares in this offering immediately after completion of this offering.

      After giving effect to (a) the issuance and sale of 4,000,000 ordinary shares in this offering at an assumed offering price of $22.05 per share and after deducting the underwriting discount and commission and the estimated offering expenses payable by us and (b) the acquisition of Standard Corporation including the issuance of 164,384 ordinary shares to the shareholders of Standard Corporation at a price of $18.25 per share, our net tangible book value as of July 31, 2002 would have been $173.9 million, or $5.82 per share. This represents an immediate dilution of $16.23 per share, or 74%, to new investors in this offering, as illustrated by the following table:

Assumed offering price per ordinary share		$22.05
Net tangible book value per ordinary share at July 31, 2002	$4.47
Net decrease in net tangible book value per ordinary share attributable to acquisition of Standard Corporation	(0.97)
Net increase in net tangible book value per ordinary share attributable to net proceeds from this offering	2.32

Pro forma net tangible book value per ordinary share at July 31, 2002 after giving effect to the offering and the acquisition of Standard Corporation		$5.82

Immediate dilution per ordinary share to new investors		$16.23

      The table above assumes no exercise of outstanding options. The table above also assumes no exercise of the underwriters’ over-allotment option. To the extent that any shares are issued in connection with outstanding options or the underwriters’ over-allotment option, you will experience further dilution.

BUSINESS

Business Overview

      We are an international, non-asset based supply chain management company that provides services through a global network of 246 branch offices and 77 logistics centers in 49 countries and an additional 180 independent agent-owned offices located in 84 other countries. Our services include air and ocean freight forwarding, contract logistics, customs brokerage and other logistics related services including consulting, the coordination of purchase orders and customized management services. Our business is managed from seven principal support offices strategically located in Dusseldorf, Hong Kong, Johannesburg, London and Sydney and in the United States in Los Angeles, California and Columbia, South Carolina.

      We serve a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries. We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to improve our customers’ visibility into their supply chains while reducing their logistics costs. We utilize a non-asset based strategy that, through our arrangements and relationships with transportation carriers, provides us with access to transportation capacity without the associated capital investment.

Our Industry

      To compete successfully, we believe that companies in the multi-billion dollar supply chain management industry must be able to provide their customers with integrated, global supply chain solutions. Among the factors that we believe will contribute to growth in the industry are the cost benefits of outsourcing supply chain activities, increased global trade and sourcing, increased demand for time definite delivery of goods, and the need for data processing and monitoring, customized reporting and transaction analysis facilitated by sophisticated information technology systems. Furthermore, as supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that are familiar with their requirements, processes and procedures and that can provide services globally. As a result, we believe it is becoming more difficult for regional or limited service providers to compete which we expect to result in further industry consolidation.

Our Growth Strategy

      Our objective is to take advantage of what we believe to be our competitive strengths in freight forwarding, customs brokerage, contract logistics and related logistics services to fulfill our customers’ supply chain requirements. The principal components of our growth strategy are:

•	Leverage our Global Network and Scope of Services to Obtain Additional Business from Existing and New Customers. We intend to take advantage of our global network, our ability to implement comprehensive, customized supply chain solutions with measurable benefits to increase the volume of freight transported through our network. As supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that can provide services globally. We believe our global network and the scope of our services provide us with competitive advantages over smaller or more limited freight forwarding and customs brokerage companies in meeting the needs of our existing customers and attracting new customers.

•	Invest in Technology. We intend to continue to invest in and improve our proprietary information technology systems and license complementary software from third parties to enhance our customers’ visibility into their supply chains. We believe our information technology systems add value to our customers’ supply chains and provide us with competitive advantages in attracting additional customers. Our eMpower suite of proprietary supply chain technology solutions is based on open architecture design and allows agents and offices to link to our transportation systems and offers our customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems.

•	Pursue Strategic Acquisitions. We intend to continue to pursue strategic acquisitions that we believe will expand our service offerings and global reach, add customers, provide economies of scale and increase the volume of goods shipped in selected freight lanes. During the past three years, our acquisitions have included Continental, which strengthened our freight network in the Asia Pacific region and SLI which increased our contract logistics capabilities in Europe. In October 2002, as part of our NextLeap strategy, we acquired Standard Corporation, a third party provider of contract logistics services, including warehousing and distribution, transportation, information technology and manufacturing support. We expect Standard Corporation to serve as a platform for expansion of our contract logistics services in North America.

•	Improve Operating Efficiencies. We intend to continue to seek opportunities to improve our operating efficiency. We initiated several operating programs in fiscal 2002 designed to result in operating efficiencies in the future. For example, we dedicated a management team to improving our margins by concentrating the volume of freight which we ship through selected transportation providers which provide us with favorable terms. Also, as part of our NextLeap strategy, we have expanded our employee training programs throughout all our regions and implemented a performance-based management incentive system which seeks to reward our employees based on higher levels of profitability at the local operating level.

•	Form Strategic Alliances. We intend to continue to enter into strategic alliances that we believe will increase transactions through our global network, enable us to obtain more favorable freight rates and service capabilities. We have alliances with Lufthansa AG, Marubeni Corporation and Roadway Express, Inc. Our business partnership agreement with Lufthansa AG, the world’s largest cargo carrier, enables us to obtain preferred pricing for airfreight cargo capacity, participate in joint selling programs, receive special services and link our information technology systems. The Lufthansa agreement continues indefinitely until either party gives 60-days’ prior written notice of termination. Pursuant to our non-exclusive memorandum of understanding with Marubeni Corporation, a large Japanese trading company, we cooperate in the purchase of ocean freight capacity on the trade lanes between Asia and the United States and Marubeni has access to our uTrac shipping tracking system. This memorandum of understanding continues for one-year renewal terms unless terminated two months prior to the expiration date. Pursuant to our transportation services partnership agreement with Roadway Express, Inc., a United States-based less-than-truckload carrier, we provide international ocean freight forwarding services. This agreement continues for one-year renewal terms unless terminated at any time on 90-days’ prior written notice.

Our Services

      Through our supply chain planning and optimization services, we assist our clients in designing and implementing solutions that improve the predictability and visibility and reduce the overall cost of their supply chain. Our primary services include air and ocean freight forwarding, contract logistics, customs brokerage and other logistics related services.

•	Air and Ocean Freight Forwarding. As a freight forwarder, we conduct business as an indirect carrier for our customers or occasionally as an authorized agent for an airline or ocean carrier. We typically act as an indirect carrier with respect to shipments of freight unless the volume of freight to be shipped over a particular route is not large enough to warrant consolidating such freight with other shipments. In such situations, we usually forward the freight as an agent of the direct carrier. Except for a domestic delivery service which includes forwarding shipments by air or expedited ground transportation within South Africa, we primarily handle international shipments and do not provide for domestic shipments unless they occur as part of an international shipment. We consider our domestic delivery service within South Africa part of our airfreight services.

We do not own or operate aircraft or vessels and, consequently, contract with commercial carriers to arrange for the shipment of cargo. We arrange for, and in many cases provide, pickup and delivery service between the carrier and the location of the shipper or recipient. Our domestic delivery service in South Africa uses predominantly outsourced resources to provide pickup and delivery services between the location of the shipper or recipient and the local distribution center.

When we act as an authorized agent for an airline or ocean carrier, we arrange for the transportation of individual shipments to the airline or ocean carrier. As compensation for arranging for the shipments, the airline or ocean carrier pays us a commission. If we provide the customer with ancillary services, such as the preparation of export documentation, we receive an additional fee.

•	Contract Logistics. Our contract logistics services primarily relate to the warehousing and distribution of goods and materials in order to meet customers’ inventory needs and production or distribution schedules. Our distribution services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, cargo loading and unloading, assembly of freight and protective packaging, storage and distribution. Our outsourced services include inspection services, quality centers and manufacturing support.

In January 2002, we acquired SLI, a contract logistics and freight forwarding operation, headquartered in Madrid, Spain. At the time of the acquisition, SLI operated approximately 2.2 million square feet of warehousing and distribution space in Spain and Portugal. In October 2002, we acquired Standard Corporation which currently operates approximately 10 million square feet of warehousing and distribution space at 49 sites located primarily in the southeastern United States. We expect that our contract logistics services business will increase in the future over our historical levels.

•	Customs Brokerage. As part of our integrated logistics services, we provide customs brokerage services in the United States and most of the countries in which we operate. Within each country, the rules and regulations vary, along with the level of expertise that is required to perform the customs brokerage services. We provide customs brokerage services in connection with a majority of the shipments which we handle as both an airfreight and ocean freight forwarder. We also provide customs brokerage services in connection with shipments forwarded by our competitors. In addition, other companies may provide customs brokerage services in connection with the shipments which we forward.

As part of our customs brokerage services, we prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and perform other related services. We determine our fees for our customs brokerage services based on the volume of business transactions for a particular customer, and the type, number and complexity of services provided.

•	Other Logistics-Related Services. We also provide a range of other logistics-related services, such as road transportation, consulting, order management, planning and optimization services, customized management services and specialized customer-specific supply chain solutions. We receive fees for other logistics-related services we perform.

      We serve a large and diverse base of global and local business customers ranging from large multinational enterprises to smaller local businesses. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis. Historically, we have not presented our net revenue for contract logistics services separately. However, we expect our contract logistics services business to increase in the future and we expect to report our contract logistics services revenue as a separate product line in the future. Our net revenue by product line for the last three fiscal years is as follows (dollars in thousands):

	Fiscal Year Ended January 31,

	2002		2001		2000

		% of Net		% of Net		% of Net
	Amount	Revenue	Amount	Revenue	Amount	Revenue

Airfreight	$142,312	47%	$145,594	48%	$124,177	51%
Ocean freight	58,633	19	54,461	18	44,078	18
Customs brokerage	54,034	18	55,295	18	40,156	16
Contract logistics and other related services	49,580	16	46,496	16	37,206	15

Net revenue	$304,559	100%	$301,846	100%	$245,617	100%

      As a global company, we separate our markets into four geographic regions. Our net revenue by geographic region for the last three fiscal years is as follows (dollars in thousands):

	Fiscal Year Ended January 31,

	2002		2001		2000

		% of Net		% of Net		% of Net
	Amount	Revenue	Amount	Revenue	Amount	Revenue

Europe	$62,457	20%	$62,702	21%	$56,102	23%
Americas	94,045	31	100,577	33	67,928	28
Asia Pacific	60,075	20	42,992	14	30,863	12
Africa	87,982	29	95,575	32	90,724	37

Net revenue	$304,559	100%	$301,846	100%	$245,617	100%

Sales and Marketing

      To market our services, we produce customized supply chain solutions that provide the logistics services our clients require. We use our planning and optimization systems to identify the needs of our customers and to develop supply chain solutions tailored to our customers’ industry-specific requirements. In this way, we attempt to become our customers’ primary provider of supply chain services, thereby increasing the range and volume of transactions and services provided to our customers. For fiscal 2002, no single customer accounted for more than 4% of our gross revenue and our top five customers accounted for less than 10% of our gross revenue.

      We market our services through an organization consisting of approximately 491 full-time salespersons who receive assistance from our senior management and regional and local managers. Our four principal geographic regions are Europe, Americas, Asia Pacific and Africa and each regional manager is responsible for the financial performance of his or her region. We have implemented a sales process by which we use our supply chain consulting services, which primarily relate to planning and optimizing the movement of freight, to market our core services of freight forwarding, customs brokerage and postponement warehouse services.

      In connection with our sales process and in order to serve the needs of our customers, some of which desire only our freight forwarding and contract logistics services and for others who desire a wider variety of our supply chain solutions services, our sales force is divided into two specialized sales groups. One of these sales groups focuses primarily on marketing our air and ocean freight forwarding, contract logistics and customs brokerage services and the other group focuses on marketing all of our supply chain solutions services.

      Our sales and marketing efforts are directed at both global and local customers. Our global solutions sales and marketing teams focus their efforts on obtaining and developing large volume global accounts with multiple shipping locations who require comprehensive solutions. These accounts typically impose numerous requirements on their providers, such as electronic data interchange, Internet-based tracking and monitoring systems, proof of delivery capabilities, customized shipping reports and a global network of offices.

      The requirements imposed by our large volume global accounts often limit the competition for these accounts to large freight forwarders, third-party logistics providers and integrated carriers with global operations. Our global solutions sales and marketing teams also target companies operating in specific industries with unique supply chain requirements, such as the pharmaceutical, apparel, chemical, automotive and technology industries.

      Our local sales and marketing teams focus on selling to and servicing smaller- and medium-sized customers who primarily are interested in selected services, such as freight forwarding, contract logistics and customs brokerage. These two sales and marketing teams may work together on larger accounts.

      During our initial review of a customer’s requirements, we determine the current status of the customer’s supply chain processes. We analyze the supply chain requirements of our customer and determine improvements through modification or re-engineering. After discussing with the customer the various supply chain solutions which could be implemented for them, we implement the desired solutions.

Competition

      Competition within the freight forwarding, logistics and supply chain management industries is intense. We compete primarily with a relatively small number of international firms that have the worldwide capabilities to provide the breadth of services that we offer. We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates, and Internet-based freight exchanges.

      In addition, computer information and consulting firms which traditionally operated outside of the supply chain management industry are beginning to expand the scope of their services to include supply chain related activities so that they may service the supply chain needs of their existing customers and offer their information systems services to new customers.

Information Technology Systems

      We developed our eMpower suite of proprietary supply chain technology systems based on open architecture design. eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our transportation system and offers our customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems. Within eMpower are various supply chain information systems, including the following:

•	uOp 2000, which is used by our agents and offices as the local operating system for customs brokerage, air and ocean import and export documentation and accounting functions that feed shipment and other customer data into our global information systems,

•	uOrder, which assists our customers with order management,

•	uTrac, which enables our customers to track shipments of goods and materials,

•	uWarehouse, which enables our customers to track the location and status of goods and materials,

•	uClear, which assists our customers with customs clearance,

•	uAnalyze, which assists us and our customers with isolating the factors causing variability in transit times,

•	uReport which provides customers with customized reports,

•	uConnect, which enables the electronic transfer of data between our systems and those of our customers, and

•	uPlan, which is a suite of selected planning and optimization software developed by i2 Technologies.

Intellectual Property

      We have applied for federal trademark or service mark registration of the names UTi and eMpower and the logo for UTi. In addition, we have received federal trademark or service mark registration of the name Union-Transport and the logo for Union-Transport. All of these names and logos have also been or are currently being registered in countries around the world. We have no patents nor have we filed any patent applications. While we may seek further trademarks or service marks and perhaps patents on inventions or processes in the future, we believe our success depends primarily on factors such as the technological skills and innovative abilities of our personnel rather than on any patents or other registrations we may obtain.

Government Regulation

      Our airfreight forwarding business in the United States is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation, although airfreight forwarders are exempted from most of this Act’s requirements by the applicable regulations. Our airfreight forwarding business in the United States is also subject to regulation by the new Transportation Security Administration. Our indirect air carrier status is also registered and in compliance with the Indirect Air Carrier Standard Security Program administered by the FAA. Our foreign airfreight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. The airfreight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

      The Federal Maritime Commission regulates our ocean freight forwarding and non-vessel operating common carrier operations to and from the United States. The Federal Maritime Commission licenses intermediaries (combined ocean freight forwarders and non-vessel operating common carrier operators). Indirect ocean carriers are subject to Federal Maritime Commission regulation, under this Commission’s tariff publication and surety bond requirements, and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms proscribing rebating practices. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that originate or terminate in the United States.

      We are licensed as a customs broker by the United States Customs Service of the Department of the Treasury in United States’ customs districts in which we do business. All United States Customs brokers are required to maintain prescribed records and are subject to periodic audits by the United States Customs Service. As a registered party under the self-policing Customs-Trade Partnership Against Terrorism, we are also subject to compliance with security regulations within the trade environment that are enforced by the United States Customs Service. We are also subject to regulations under the Container Security Initiative, which is administered by the United States Customs Service. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      Some portions of our warehouse operations require authorizations and bonds by the United States Department of the Treasury and approvals by the United States Customs Service. We are subject to various federal and state environmental, work safety and hazardous materials regulations at our owned and leased warehouse facilities. Our foreign warehouse operations are subject to the regulations of their respective countries.

      We are subject to a broad range of foreign and domestic environmental and workplace health and safety requirements, including those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. In the course of our operations, we may be asked to arrange transport of substances defined as hazardous under applicable laws. If a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in, or have liability for, the remedy of such release. In such case, we also may be subject to claims for personal injury and natural resource damages.

      Although our current operations have not been significantly affected by compliance with, or liability arising under, these environmental, health and safety laws, we cannot predict what impact future environmental, health and safety regulations might have on our business.

      We believe that we are in substantial compliance with applicable material regulations and that the costs of regulatory compliance have not had a material adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or licenses. We cannot predict the degree or cost of future regulations on our business.

Organizational Structure

      UTi Worldwide Inc., incorporated under the International Business Companies Act of the British Virgin Islands, is a holding company and all of our operations are conducted through subsidiaries. The proportion of voting power that we hold for each subsidiary is equivalent to our percentage ownership.

Property, Plants and Equipment

      We lease or, in a few cases, own 277 facilities in 49 countries. These facilities are comprised of office and warehouse space. In most countries, these facilities typically are located close to an airport, ocean port or an important border crossing and range in size from approximately 3,000 square feet to approximately 540,000 square feet. Leases for our principal properties generally have terms of five years or more and often include options to renew. While some of our leases are month-to-month and others expire in the near term, we believe that our facilities are adequate for our current needs and for the foreseeable future.

      Included in our leased facilities we have approximately 1,700,000 square feet of single-tenant warehouses and distribution facilities and approximately 3,600,000 square feet of shared warehouses. We lease 63 medium- to large-sized warehouse facilities ranging in size from approximately 10,000 to approximately 540,000 square feet and we own three medium-sized warehouse facilities ranging in size from approximately 30,000 to approximately 50,000 square feet. These warehouse facilities are located in Australia (three locations), Belgium (two locations), Canada (one location), Colombia (two locations), the Czech Republic (one location), Germany (one location), Hong Kong (three locations), Italy (four locations), Ireland (one location), Malaysia (one location), the Netherlands (three locations), Portugal (one location), South Africa (five locations), Spain (eight locations), Sri Lanka (one location), Sweden (one location), the United Kingdom (three locations) and the United States (25 locations). Approximately 1,000,000 square feet of our leased facilities represents single-tenant warehouses and distribution facilities under leases with a term longer than the logistics services contracts we have with our customers.

      We also own five facilities in South Africa ranging in size from approximately 21,400 square feet to approximately 243,000 square feet which we use in our domestic delivery service.

DIRECTORS AND SENIOR EXECUTIVE OFFICERS

      Our directors and our five most senior executive officers are:

Name	Age	Position

Roger I. MacFarlane	57	Chief Executive Officer and Director
Peter Thorrington	57	President, Chief Operating Officer and Director
Matthys J. Wessels	57	Chairman of the Board of Directors, Chief Executive Officer African Region and Director
Alan C. Draper	50	Executive Vice President and President — Asia Pacific Region and Director
Lawrence R. Samuels	46	Senior Vice President — Finance, Chief Financial Officer and Secretary
William H. Davidson	51	Director
Leon J. Level	61	Director
Allan M. Rosenzweig	47	Director
J. Simon Stubbings	57	Director

      Roger I. MacFarlane has served as our Chief Executive Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. MacFarlane served as our Chief Executive Officer of the Americas Region and was responsible for overseeing our operations in North and South America. From 1993 to 1995, Mr. MacFarlane served as the Chief Executive Officer of the Americas Division of one of our predecessor corporations, and was responsible for overseeing its operations in North and South America. From 1987 to 1993, Mr. MacFarlane served in various executive capacities, including Joint Chief Executive, for BAX Global, an international freight forwarder and a subsidiary of The Pittston Company, a New York Stock Exchange-traded company. From 1983 to 1987, Mr. MacFarlane served as a director and held various executive positions, including Chief Executive Officer, for WTC International N.V., an international freight forwarder and an American Stock Exchange-traded company. From 1976 to 1982, Mr. MacFarlane co-founded and managed the operations of Rand Freight (Proprietary) Limited, an international airfreight company, until that company merged with WTC International N.V. From 1970 to 1975, Mr. MacFarlane was the Managing Director of the Airfreight Division of Rennies Consolidated Holdings. Mr. MacFarlane received a Bachelor of Arts degree and an L.L.B. degree from the University of Cape Town.

      Peter Thorrington has served as our President and Chief Operating Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. Thorrington served as our Chief Executive Officer of the European Region and was responsible for overseeing our operations in Europe. From 1993 to 1995, Mr. Thorrington served as the Chief Executive of the European Division of one of our predecessor corporations, and was responsible for overseeing its operations in Europe. From 1987 to 1993, Mr. Thorrington served in various executive capacities, including Joint Chief Executive of BAX Global. From 1983 to 1987, Mr. Thorrington served as a director and held various executive positions, including President, for WTC International N.V. From 1976 to 1982, Mr. Thorrington co-founded and managed the operations of Rand Freight (Proprietary) Limited. From 1972 to 1975, Mr. Thorrington was Managing Director of the Project Division of Rennies Consolidated Holdings and became a member of the board in 1975. Mr. Thorrington received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town.

      Matthys J. Wessels has served as our Chairman of the Board of Directors since January 1999 and has been our Chief Executive Officer African Region and a director since our formation in 1995. Mr. Wessels served as our Chief Executive Officer from 1998 to April 2000. Since 1987, Mr. Wessels has served as the Chairman for United Service Technologies Limited, a publicly listed company in South Africa (which we refer to as Uniserv) and a substantial holder of our ordinary shares. From 1984 to 1987, Mr. Wessels served in various executive capacities for WTC International N.V. When the South African interests of WTC International N.V. were separated from its other operations in 1987, Mr. Wessels continued as the

Chief Executive Officer of the South African operations until these operations were combined with Uniserv later that year. From 1977 to 1987, Mr. Wessels co-founded and managed the operations of Rand Freight (Proprietary) Limited. From 1970 to 1977, Mr. Wessels served in various executive capacities for Rennies Consolidated Holdings. Mr. Wessels received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town.

      Alan C. Draper has served as our President — Asia Pacific Region since January 1996, an Executive Vice President since May 2000 and a director since our formation in 1995. From 1993 to 1996, Mr. Draper served as the Senior Vice President Finance of one of our predecessor corporations. From 1990 to 1994, Mr. Draper served as the President of Transtec Ocean Express Company, an international ocean freight forwarding company, which was also one of our predecessors. From 1987 to 1990, Mr. Draper served as the Managing Director of BAX Global (UK) and was responsible for its activities in Europe. From 1983 to 1987, Mr. Draper served in various executive capacities for WTC International N.V. From 1979 to 1983, Mr. Draper served in various executive capacities for Rand Freight (Proprietary) Limited. Mr. Draper, as a Rhodes Scholar, graduated with a Masters of Philosophy from Oxford University and an Alpha Beta pass. Mr. Draper received a Bachelor of Commerce degree from the University of Natal and is a qualified chartered accountant in South Africa.

      Lawrence R. Samuels has served as our Senior Vice President — Finance and Secretary since 1996 and Chief Financial Officer since May 2000. Since 1989, Mr. Samuels has served as the Secretary of Uniserv. From 1993 to 1995, Mr. Samuels served as the Financial Director of, and from 1987 to 1993 as the Financial Manager of, Pyramid Freight (Proprietary) Ltd., one of our subsidiaries. From 1984 to 1987, Mr. Samuels served as the Financial Manager of Sun Couriers, an express courier operation in South Africa. From 1982 to 1984, Mr. Samuels served as the Financial Manager for Adfreight (Pty) Ltd., an express courier operation in South Africa, which was merged into Sun Couriers in 1984. Mr. Samuels received a Bachelor of Commerce degree from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

      William H. Davidson has served as a director since July 2001. Dr. Davidson served as a tenured Professor of Management at the Marshall School of Business, University of Southern California from 1988 to 1997. Dr. Davidson founded MESA Research, a management consulting firm acquired by Deloitte & Touche LLP in 1996. He had leadership responsibilities in Deloitte & Touche LLP’s telecom and media management consulting practice from 1996 to 1998, and has served as a partner in four venture capital funds, focusing on emerging telecom and technology ventures. He serves on several private company boards. Dr. Davidson earned an A.B. in economics, an M.B.A. and a doctorate in business administration, all from Harvard University.

      Leon J. Level has served as a director since February 2001 and he is a member of our audit and compensation committees. He currently serves as chairman of our audit committee. Mr. Level has been the Vice President, Chief Financial Officer and a director of Computer Sciences Corporation, a New York Stock Exchange listed company, since 1989. From 1986 to 1989, Mr. Level served as Vice President and Treasurer for Unisys Corporation and Mr. Level also served as Chairman of Unisys Finance Corporation. From 1981 to 1986, Mr. Level served as Vice President for Burroughs Corporation. Prior to 1981, he served in a variety of financial positions with the Bendix Corporation. Mr. Level is a Certified Public Accountant and began his career at Deloitte & Touche LLP, rising to the level of principal. He holds both B.B.A. and M.B.A. degrees from the University of Michigan.

      Allan M. Rosenzweig has served as a director since October 2000, and he is a member of our audit and compensation committees. Mr. Rosenzweig was the Group Director — Corporate Finance of MIH Limited, a Nasdaq National Market System listed company, from 1996 to August 2002 and served as a director of MIH Limited from October 1997 to August 2002. Mr. Rosenzweig served as a director of OpenTV Corp., a Nasdaq National Market System and Amsterdam Stock Exchange-listed company, from 1999 to August 2002. Mr. Rosenzweig also serves as a director of Brait S.A., a company listed on the London Stock Exchange, Luxembourg Stock Exchange and Johannesburg Stock Exchange. Before joining MIH Limited in 1996, Mr. Rosenzweig was the director of corporate finance of NetHold. From 1986 to 1996,

Mr. Rosenzweig was the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. Mr. Rosenzweig received a B.A., L.L.B. and H. Dip. Tax Law from the University of the Witwatersand in Johannesburg.

      J. Simon Stubbings has served as a director and a member of our audit and compensation committees since January 1998. He currently serves as chairman of our compensation committee. Since 1997, Mr. Stubbings has been self-employed as a consultant providing legal services. Since August 1999, Mr. Stubbings has served as a non-executive director of Hitachi Credit (UK) PLC, a company listed on the London Stock Exchange. From 1993 to 1997, Mr. Stubbings served as the managing partner for Theodore Goddard, a law firm in London, England. Mr. Stubbings received an Honors Degree in History and Political Science from the University of Dublin. Mr. Stubbings qualified as a solicitor in England and Wales in 1972.

SELLING SHAREHOLDER

      The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares as of October 31, 2002 by the selling shareholder in this offering. The percentage ownership after the offering is based upon the sale by us of 4,000,000 ordinary shares and the sale by the selling shareholder of 1,000,000 ordinary shares.

	Shares Beneficially		Number of Shares	Shares Beneficially
	Owned Prior to this		Being Sold in	Owned After this
	Offering(1)		This Offering	Offering(1)

Identity of Selling Shareholder	Number	Percent	Number(2)	Number	Percent

PTR Holdings Inc.(3)	4,441,394	17.1	1,000,000	3,441,394	11.5
9 Columbus Centre Pelican Drive Road Town, Tortola British Virgin Islands

(1)	More than one person may be deemed to be a beneficial owner of the same securities as determined in accordance with the rules of the SEC. This information is not necessarily indicative of beneficial ownership for any other purpose.

(2)	If the underwriters exercise their over-allotment options to purchase up to an additional 750,000 ordinary shares, then we will sell up to 600,000 ordinary shares and PTR Holdings Inc., a British Virgin Islands company (which we refer to as PTR Holdings), will sell up to 150,000 ordinary shares.

(3)	Listed in the above table are (a) 2,628,169 ordinary shares registered in the name of PTR Holdings and (b) 1,813,225 ordinary shares registered in the name of Union-Transport Holdings Inc., a British Virgin Islands company (which we refer to as UT Holdings). PTR Holdings is indirectly owned by holding companies indirectly controlled by Mr. Wessels, Mr. MacFarlane and Mr. Thorrington, each of whom is one of our senior executive officers, and by the Anubis Trust, a Guernsey Island trust (which we refer to as the Anubis Trust). PTR Holdings owns approximately 39% of the outstanding securities of Uniserv and disclaims beneficial ownership of any of our 9,269,345 ordinary shares held by Uniserv. All such shares are excluded from the above table.

PTR Holdings is the owner of 56% of the outstanding securities of UT Holdings. Each of Messrs. MacFarlane and Thorrington is the owner of 11% of the outstanding securities of UT Holdings. Two irrevocable trusts formed under the laws of California, established for the descendents of Messrs. MacFarlane and Thorrington, are each the owners of 11% of the outstanding securities of UT Holdings. The independent trustees of each trust have the power to make decisions with regard to the UT Holdings securities held by such trust. Pursuant to separate voting agreements between UT Holdings and its shareholders, UT Holdings agreed to vote the ordinary shares held by it as directed by its shareholders in proportion to their interests in UT Holdings as follows:

Shareholder	Number of Shares

PTR Holdings Inc.	1,015,405
Mr. MacFarlane	199,455
Mr. Thorrington	199,455
Trust for MacFarlane descendants	199,455
Trust for Thorrington descendants	199,455

Total	1,813,225

Mr. MacFarlane and Mr. Thorrington disclaim beneficial ownership of the ordinary shares of the Company held by UT Holdings to the extent such holdings exceed the number of ordinary shares that may be indirectly voted by them.

Pursuant to separate voting agreements between PTR Holdings and its shareholders, PTR Holdings agreed to vote the ordinary shares held directly by PTR Holdings and the ordinary shares held by UT Holdings which PTR Holdings may vote, as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust under its agreement with PTR Holdings were assigned to Mr. Wessels. Accordingly, the following indirect shareholders of PTR Holdings have the voting power (but not investment or dispositive power) over the following ordinary shares:

Shareholder	Number of Shares

Mr. Wessels	2,066,836
Mr. MacFarlane	788,369
Mr. Thorrington	788,369

Total	3,643,574

PTR Holdings disclaims beneficial ownership of the ordinary shares held by UT Holdings. Under a voting arrangement, the Anubis Trust has the power to vote a majority of the outstanding shares of PTR Holdings although it disclaims beneficial ownership of the ordinary shares held by PTR Holdings. Each of Mr. MacFarlane, Mr. Thorrington and Mr. Wessels disclaims beneficial ownership of the ordinary shares held by PTR Holdings to the extent such holdings exceed the number of ordinary shares that may be indirectly voted by each of them. In addition, Mr. Wessels disclaims beneficial ownership of our ordinary shares which he is entitled to vote by reason of the assignment by the Anubis Trust of its rights under the voting agreements mentioned above.

The following table sets forth specified information with respect to the ownership of Mr. Wessels, Mr. MacFarlane and Mr. Thorrington, prior to and after this offering. In each case, the table below includes (i) ordinary shares which may be beneficially held by the individual outside of PTR Holdings or UT Holdings plus the ordinary shares each individual has the power to vote pursuant to the voting agreements described above and (ii) 49,148 ordinary shares subject to options exercisable within 60 days of October 31, 2002.

	Shares Beneficially		Shares Beneficially
	Owned Prior to this		Owned After this
	Offering		Offering

Name	Number	Percent	Number	Percent

Mr. Wessels	2,844,198	10.9%	2,276,268	7.6%
Mr. MacFarlane	1,036,972	4.0%	820,937	2.7%
Mr. Thorrington	1,036,972	4.0%	820,937	2.7%

Excluded from the table above are the ordinary shares which may be voted by the irrevocable trusts established for the descendents of Mr. MacFarlane and Mr. Thorrington.

CAPITAL STOCK

Ordinary Shares

      Our Memorandum and Articles of Association authorize the issuance of up to 500,000,000 ordinary shares of no par value. As of October 31, 2002, 25,910,700 of our ordinary shares (excluding 385,902 treasury shares) were outstanding. The ordinary shares to be issued in this offering have been approved for issuance pursuant to resolutions duly adopted by our Board of Directors and such shares will be fully paid and nonassessable upon issuance.

      The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•	the holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

•	upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preference shares; and

•	the holders of ordinary shares have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

Preference Shares

      Our Memorandum and Articles of Association authorize the issuance of up to 100,000,000 preference shares of no par value of which 50,000,000 have been designated as Class A Preference Shares and 50,000,000 have been designated as Class B Preference Shares. None of our preference shares are outstanding. Our Memorandum and Articles of Association authorize our board of directors to determine the rights and preferences of our Class A and Class B Preference Shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Our board of directors may also amend our Memorandum of Association to create from time to time one or more classes of preference shares. Among other rights, the board of directors may determine, without further vote or action by our shareholders:

•	the number of shares and series constituting that class and the distinctive designation of that class;

•	the dividend rate on the shares of the class, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the class;

•	whether the class will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

•	whether the class will have conversion privileges and, if so, the terms and conditions of conversion;

•	whether or not the shares of the class will be redeemable, and, if so, the dates, terms and conditions of redemption;

•	whether the class will have a sinking fund for the redemption or purchase of shares of that class, and, if so, the terms and amount of the sinking fund;

•	the right of the shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness by us or any subsidiary, upon the issue of any additional stock (including additional shares of such class or any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any subsidiary, of any outstanding stock by us; and

•	the rights of the shares of the class in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the class.

      Unless otherwise provided by our board of directors, the Class A and Class B Preference Shares will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any preference shares, any future issuance of preference shares, or the issuance of rights to purchase preference shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preference shares also could decrease the amount of earnings and assets available for distribution to the holders of ordinary shares or could adversely affect the rights and powers, including voting rights, of the holders of ordinary shares.

Registration Rights

      Pursuant to an amended and restated registration rights agreement, PTR Holdings and UT Holdings, the holders of approximately 4,441,394 of our ordinary shares as of October 31, 2002 are entitled to rights with respect to the registration of such shares under the Securities Act of 1933. Under these registration rights, in the event we elect to register any of our ordinary shares for specified purposes, the holders of the shares are entitled to include their ordinary shares in the registration. Such holders are also entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act of 1933 with respect to their ordinary shares. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a demand registration within 60 days prior to, and 180 days subsequent to, an offering of our securities. All expenses in connection with any registration, other than the underwriting discount and commission, will be paid by us. PTR Holdings is the selling shareholder in this prospectus and UT Holdings has waived its registration rights in connection with this offering.

Anti-Takeover Matters

      Our Memorandum and Articles of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the inability of shareholders to act by written consent, the inability of shareholders to call a shareholder meeting except by delivering to our board of directors a written request of holders of more than fifty percent of outstanding ordinary shares, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders and requirements for approval by 66 2/3% of the shareholder votes to amend specified provisions of our Memorandum and Articles of Association. Our Memorandum and Articles of Association also require action by 66 2/3% of our outstanding shares to remove a director without cause, and also authorize our Board of Directors to issue additional preference shares. Our Board of Directors is classified into three classes.

      No Shareholder Action By Written Consent; Calling Special Meetings Of Shareholders. Our Memorandum and Articles of Association prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Memorandum and Articles of Association. Our Memorandum and Articles of Association provide that special meetings of shareholders may only be called by our chief executive officer or our board of directors upon request by a majority of our directors or the written request of holders of more than fifty percent of our outstanding ordinary shares. These provisions could have the effect of delaying consideration of a shareholder proposal until the requirements for calling a shareholder meeting can be met. The provisions would also prevent the holders of a majority of the voting power of our ordinary shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.

      Advance Notice Requirements. Our Memorandum and Articles of Association set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of business at a meeting if the proper notice procedures are not followed.

      Amendment of Memorandum and Articles of Association. Our Memorandum and Articles of Association require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal specified provisions of our Memorandum and Articles of Association, including those described in this section, or to approve any merger by us that would have the effect of making changes in our Memorandum and Articles of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult the dilution of the anti-takeover provisions of our Memorandum and Articles of Association.

      Removal of Directors. Our Memorandum and Articles of Association permit shareholders to remove directors for cause by the affirmative vote of the holders of a majority of the voting power of our shares. Removal of a director without cause requires the affirmative vote of 66 2/3% of the voting power of our shares. These provisions may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of our board of directors by filling the vacancies created by removal with its own nominees.

      Rights and Preferences of Preference Shares. Our Memorandum and Articles of Association authorize the issuance of Class A and Class B Preference Shares, none of which are outstanding. Our board of directors may determine the rights and preferences of the Class A and Class B Preference Shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Our board of directors also may amend our Memorandum and Articles of Association to create from time to time one or more classes of preference shares. The existence of authorized but unissued preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause preference shares to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grant our board of directors broad power to establish the rights and preferences of authorized and unissued preference shares. The issuance of preference shares pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular class of preference shares is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

      Classified Board of Directors. Our Memorandum and Articles of Association establish a classified board of directors. Our board of directors is divided into three classes of approximately equal size with terms expiring in 2003 (Class C), 2004 (Class A) and 2005 (Class B). Thereafter, subject to the rights of holders of any series of preference shares to elect directors, shareholders will elect one class constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of our board of directors. The classification of directors will effectively make it more difficult to change the composition of our board of directors.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement dated                     , 2002, the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc. and Lazard Frères & Co. LLC, have severally agreed to purchase from us and the selling shareholder the respective number of ordinary shares set forth opposite their names below:

Name	Number of Shares

Bear, Stearns & Co. Inc.*
J.P. Morgan Securities Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Lazard Frères & Co. LLC

Total	5,000,000

*	383 Madison Avenue, New York, New York 10179

      The underwriting agreement provides that the obligations of the underwriters are several and are subject to approval of certain legal matters by their counsel and various other conditions. The nature of the underwriters’ obligations is such that they are committed to purchase all of the ordinary shares offered hereby if any of the shares are purchased.

      We and the selling shareholder have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 750,000 ordinary shares at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our ordinary shares. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional ordinary shares proportionate to the underwriter’s initial amount set forth in the table above.

      The total amount of the underwriting discounts and commissions payable by us and the selling shareholder is equal to      % of the aggregate offering price of the shares subscribed for in the offering. The following table summarizes the underwriting discounts to be paid by us and the selling shareholder to the underwriters and the expenses relating to the offering payable by us for each ordinary share and in the aggregate. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional ordinary shares.

Total

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discounts payable by us	$	$	$
Expenses payable by us	$	$	$
Underwriting discounts payable by the selling shareholder	$	$	$

      Other than underwriting discounts and commissions, we will pay all of the fees and expenses of the selling shareholder in this offering. The following table sets forth the various fees and expenses we expect to pay in connection with this offering, other than underwriting discounts and commissions. All of the amounts are estimated.

SEC registration fee	$11,972
NASD filing fee	14,000
Nasdaq Stock Market listing fee	22,500
Blue sky fees and expenses	10,000
Attorneys’ fees and expenses	275,000
Accountants’ fees and expenses	75,000
Printing and engraving fees	55,000
Miscellaneous	36,528

Total	$500,000

      We have been advised that the underwriters propose to offer our ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $          per share to certain other dealers. The offering of the ordinary shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

      We, along with certain of our directors and senior executive officers, the selling shareholder and certain of our other shareholders, subject to exceptions, have agreed under lock-up agreements not to, directly or indirectly, offer, sell, or otherwise dispose of any ordinary shares or any securities which may be converted into or exchanged for ordinary shares without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters for a period of 90 days from the date of this prospectus.

      We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect of those liabilities.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchase for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Securities Exchange Act of 1934 (which we refer to as the Exchange Act):

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase pursuant to the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions consist of bids to purchase the ordinary shares in the open market which are subject to a specified maximum.

•	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares.

      In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the ordinary shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of ordinary shares and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

      The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any ordinary shares. The underwriters and selling group members are not responsible for information contained in Internet websites that they do not maintain.

      The initial offering price will be negotiated among us and the underwriters. Among the factors to be considered in determining the initial offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to market valuation of companies in related businesses. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares will develop and continue after this offering.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form F-3, including exhibits and schedules, in connection with the ordinary shares to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the ordinary shares to be sold in this offering, please refer to the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

      We also file or furnish annual and other reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with or furnish to the SEC at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the year ended January 31, 2002, filed with the SEC on May 8, 2002;

•	our report of foreign private issuer on Form 6-K, submitted to the SEC on September 16, 2002; and

•	the description of our ordinary shares contained in our Form 8-A Registration Statement filed with the SEC on October 31, 2000.

      We also incorporate by reference any annual reports filed on Form 20-F until all of the ordinary shares that are part of this offering have been sold. We may also incorporate by reference any Form 6-K subsequently submitted to the SEC by stating in those forms that they are being incorporated by reference into this prospectus.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified and superseded.

      Each person to whom a copy of this prospectus is delivered may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

UTi Investor Relations
Attention: Lawrence R. Samuels
19443 Laurel Park Road, Suite 111
Rancho Dominguez, California 90220
(310) 604-3311

Our corporate website address is http://www.go2uti.com. The information contained on our website is not intended to be part of this prospectus.

LEGAL MATTERS

      The validity of the ordinary shares offered hereby will be passed upon for us by Harney Westwood & Riegels, the British Virgin Islands. Certain United States legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California. Certain United States legal matters in connection with the ordinary shares offered hereby will be passed upon for the underwriters by Pillsbury Winthrop LLP, San Francisco, California.

EXPERTS

      The financial statements and the related financial statement schedule incorporated by reference in this prospectus from the Company’s Annual Report on Form 20-F for the year ended January 31, 2002 have been audited by Deloitte & Touche LLP, Los Angeles, California, independent auditors, as stated in their report, which is incorporated by reference in this prospectus, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy our ordinary shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our ordinary shares.

UTi Worldwide Inc.

5,000,000

Ordinary Shares

PROSPECTUS

Bear, Stearns & Co. Inc.

JPMorgan

BB&T Capital Markets

Lazard

                          , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

      The International Business Companies Act, 1984 of the British Virgin Islands permits an international business company to indemnify directors and officers and permits an international business company to acquire insurance for directors and officers.

      Our Articles of Association provide that, to the fullest extent permitted by the laws of the British Virgin Islands or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

      Under the Articles of Association, we are empowered to indemnify our directors and officers as follows:

“1. Subject to the limitations hereinafter provided, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

2. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

3. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

4. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

5. If a person to be indemnified has been successful in defense of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

6. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.”

Item 9.	Exhibits

Exhibit	Description

1.1	Form of Underwriting Agreement*
2.1	Stock Purchase Agreement among Samuel Clarke, Jr., Claude M. Walker, Jr., James H. Walker, Standard Corporation and Union Transport (U.S.) Holdings, Inc., dated as of October 11, 2002†
4.1	Memorandum of Association of the registrant**
4.2	Articles of Association of the registrant, as amended***
4.3	Specimen Certificate for Ordinary Shares****
4.4	Amended and Restated Registration Rights Agreement among PTR Holdings Inc., Union-Transport Holdings Inc. and the registrant*
5.1	Opinion of Harney Westwood & Riegels regarding the validity of ordinary shares*
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)*
23.2	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Confidential treatment requested as to certain portions of this exhibit which have been filed separately with the Securities and Exchange Commission.

**	Filed as part of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (No. 333-47616) on October 30, 2000.

***	Filed as Exhibit 99.2 to the registrant’s Report on Form 6-K on June 6, 2002.

****	Filed as part of the registrant’s Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.

Item 10.	Undertakings

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1)

or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Dominguez, State of California, on November 19, 2002.

UTi WORLDWIDE INC.

By:	/s/ ROGER I. MACFARLANE

Roger I. MacFarlane
Chief Executive Officer

POWER OF ATTORNEY

      We, the undersigned officers and directors of UTi Worldwide Inc., hereby severally and individually constitute and appoint Roger I. MacFarlane and Matthys J. Wessels and each of them, the true and lawful attorneys-in-fact and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) (i) any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents or instruments necessary or advisable in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, each of said attorneys-in-fact and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in and about the premises, as fully to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys-in-fact and agents or each of them to any and all such amendments and instruments.

      This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROGER I. MACFARLANE Roger I. MacFarlane	Chief Executive Officer and Director (Principal Executive Officer and United States Authorized Representative)	November 19, 2002

/s/ PETER THORRINGTON Peter Thorrington	President, Chief Operating Officer and Director	November 19, 2002

/s/ MATTHYS J. WESSELS Matthys J. Wessels	Chairman of the Board of Directors, Chief Executive Officer African Region and Director	November 19, 2002

/s/ ALAN C. DRAPER Alan C. Draper	Executive Vice President, President — Asia Pacific Region and Director	November 19, 2002

/s/ LAWRENCE R. SAMUELS Lawrence R. Samuels	Senior Vice President — Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	November 19, 2002

/s/ WILLIAM H. DAVIDSON William H. Davidson	Director	November 19, 2002

/s/ LEON J. LEVEL Leon J. Level	Director	November 19, 2002

/s/ ALLAN M. ROSENZWEIG Allan M. Rosenzweig	Director	November 19, 2002

/s/ J. SIMON STUBBINGS J. Simon Stubbings	Director	November 19, 2002

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement*
2.1	Stock Purchase Agreement among Samuel Clarke, Jr., Claude M. Walker, Jr., James H. Walker, Standard Corporation and Union Transport (U.S.) Holdings, Inc., dated as of October 11, 2002†
4.1	Memorandum of Association of the registrant**
4.2	Articles of Association of the registrant, as amended***
4.3	Specimen Certificate for Ordinary Shares****
4.4	Amended and Restated Registration Rights Agreement among PTR Holdings Inc., Union-Transport Holdings Inc. and the registrant*
5.1	Opinion of Harney Westwood & Riegels regarding the validity of ordinary shares*
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)*
23.2	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Confidential treatment requested as to certain portions of this exhibit which have been filed separately with the Securities and Exchange Commission.

**	Filed as part of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (No. 333-47616) on October 30, 2000.

***	Filed as Exhibit 99.2 to the registrant’s Report on Form 6-K on June 6, 2002.

****	Filed as part of the registrant’s Registration Statement on Form F-1 (No. 333-47616) on October 10, 2000.